Exhibit 21

Active Direct and Indirect Subsidiaries of A-Mark Precious Metals, Inc.

(100% owned except where indicated)

Name of Subsidiary	Jurisdiction of Incorporation
Collateral Finance Corporation	Delaware
A-Mark Trading AG	Austria
Transcontinental Depository Services, LLC	Delaware
A-M Global Logistics, LLC	Delaware
AM&ST Associates, LLC	Delaware
Goldline, Inc.	Delaware
AM IP Assets, LLC	Delaware
AM Services, Inc.	Delaware
Precious Metals Purchasing Partners, LLC	Delaware (77.7% owned)
JM Bullion, Inc.	Delaware
Gold Price Group, Inc.	Delaware
Silver.com, Inc.	Delaware
Provident Metals Corp.	Delaware
CFC Alternative Investments, LLC	Delaware
Collectible Card Partners, LLC	Delaware (50% owned)
Marksmen Holdings, LLC	Delaware
Cybermetals, Corp	Delaware
Buy Gold and Silver Corp	Delaware
BX Corporation	Delaware
AM/LPM Ventures	Delaware (95% owned)
LPM Group, LTD	Hong Kong
LPM (Shenzhen) Trading	People's Republic of China
AM LPM Singapore PTE, LTD.	Singapore
Silver Gold Bull, Inc.	Canada (55.4% owned)